

8x8 Announces Fourth Quarter and Year End 2006 Results

Reports double year-over-year VoIP lines and near triple year-over-year revenue

SANTA CLARA, Calif. -- May 25, 2006 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 broadband voice over internet protocol (VoIP) and videophone communications services, today announced financial results for its fourth quarter and fiscal year ended March 31, 2006.

Total revenues for the fourth quarter of fiscal 2006 were $10.3 million, compared with $8.5 million for the third quarter of fiscal 2006, an increase of approximately 21%, and $3.9 million for the same period of the prior year, an increase of 164%. The net loss for the quarter was $6.6 million, or $0.11 per share, compared with a net loss of $7 million, or $0.14 per share for the same period last year.

Total revenues for the year ended March 31, 2006 were $31.9 million, compared with $11.5 million for fiscal 2005, a 178% increase. The net loss for fiscal 2006 was $24.1 million, or $0.43 per share, compared with a net loss of $19.1 million, or $0.43 per share for fiscal 2005.

As of March 31, 2006, the Company had approximately 133,000 activated Packet8 subscriber lines in service, compared to 113,000 lines on December 31, 2005, an 18% increase. The Company reported that its subscriber lines have more than doubled over the 57,000 lines in service at the end of fiscal 2005.

At the end of fiscal 2006, 8x8's balance sheet included cash and investments of $23 million, a decrease of $4.7 million from the $27.7 million held at December 31, 2005. The cash burn improved by $1.3 million as compared to the $6 million burn during the quarter ended December 31, 2005, which excludes the effects of $14 million of net proceeds received from the December 2005 common stock offering. The cash burn improved primarily due to reduced inventory expenditures and the elimination of one-time nomadic E911 emergency calling compliance costs incurred in the third quarter.

"Quarterly revenues exceeded $10M for the first time in eight years, a significant milestone in the Company's rebirth as a pure play VoIP service provider," said Bryan Martin, 8x8's Chairman and CEO. "Our subscriber base across all Packet8 service categories – residential, small business and videophone – has also grown substantially, more than doubling since our prior fiscal year end. We are pleased to report our ninth consecutive quarter of increasing top line revenues and an improvement in our bottom line for the fourth quarter."

Mr. Martin continued, "Our Packet8 service features and pricing remain highly competitive, in large part, due to the lower cost base associated with the ongoing use of 8x8's technology for both the service delivery platforms and the customer premise equipment. In particular, our Virtual Office VoIP-hosted small business phone service has gained significant market acceptance, setting sales and subscriber records on a monthly basis. With its robust feature set, ease of use and low monthly service fees, Virtual Office is an ideal solution for cost-conscious small and medium-sized businesses interested in cutting telecommunications costs and enhancing productivity with VoIP services."

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (http://www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.99 per month for unlimited anytime calling to the U.S. and Canada, 8x8 offers the Packet8 VideoPhone, the industry's first stand alone broadband consumer videophone with worldwide video calling, for $19.99 per month. Packet8 Virtual Office, 8x8's VoIP solution for small to medium sized businesses, is a hosted PBX service comprised of powerful business class features. For additional company information, visit 8x8's web site at http://www.8x8.com/.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2006	2005	2006	2005
Service revenues	$ 8,629	$ 3,440	$ 26,113	$ 9,086
Product revenues	1,712	471	5,779	2,389
Total revenues	10,341	3,911	31,892	11,475
Operating expenses:				
Cost of service revenues	4,177	1,703	12,367	5,195
Cost of product revenues	2,733	1,684	10,732	4,546
Research and development	1,676	1,065	5,916	3,109
Selling, general and administrative	8,712	6,749	27,863	18,534
Total operating expenses	17,298	11,201	56,878	31,384
Loss from operations	(6,957)	(7,290)	(24,986)	(19,909)
Other income, net	311	301	847	761
Net loss	$ (6,646)	$ (6,989)	$ (24,139)	$ (19,148)
Net loss per share:				
Basic and diluted	$ (0.11)	$ (0.14)	$ (0.43)	$ (0.43)
Weighted average number of shares:				
Basic and diluted	61,105	48,988	55,889	44,373

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2006		March 31, 2005
ASSETS				
Current assets				
Cash and cash equivalents	$	6,259	$	22,515
Restricted cash		-		250
Short-term investments		12,726		9,035
Accounts receivable, net		776		1,144
Inventory		1,738		1,600
Other current assets		2,316		2,485
Total current assets		23,815		37,029
Long-term investments		3,972		-
Property and equipment, net		3,071		1,788
Other assets		262		263
	$	31,120	$	39,080
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,907	$	4,496
Accrued compensation		937		515
Accrued warranty		301		187
Deferred revenue		2,493		2,602
Other accrued liabilities		2,319		1,536
Total current liabilities		10,957		9,336
Other liabilities		70		-
Total stockholders' equity		20,093		29,744
	$	31,120	$	39,080